UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 35)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Yitschak Barabi, Finance manager
Telephone:  972-8-932-1000

with a copy to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

January 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,711,598 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,711,598 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,711,598 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.48% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), (ii) 771,075 Ordinary Shares held directly by B.S.D Crown LTD. ("B.S.D"), (iii) 12,000 Ordinary Shares held directly by Joseph Williger (“JW”), and (iv) 727,981 Ordinary Shares held directly by Zwi Williger ("ZW"). JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act.  See Item 5.  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,217,017 Ordinary Shares outstanding as of January 17, 2020 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwi Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,711,598 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,711,598 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,711,598 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.48% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, (ii) 771,075 Ordinary Shares held directly by B.S.D, (iii) 12,000 Ordinary Shares held directly by JW, and (iv) 727,981 Ordinary Shares held directly by ZW. JW and ZW disclaim the existence of any group for purposes of Section 13(d) of the Exchange Act.  See Item 5.  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,217,017 Ordinary Shares outstanding as of January 17, 2020 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.88% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, and (ii) 771,075 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,217,017 Ordinary Shares outstanding as of January 17, 2020 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,200,542 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,200,542 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,200,542 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.05% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 13,217,017 ordinary shares outstanding as of January 17, 2020 (as provided by the Issuer).

This Amendment No. 35 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.  Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 8110602, Israel.

Item 3.  Source and Amount of Funds or other Consideration.

Item 3 of Schedule 13D, "Source and Amount of Funds or other Consideration" is amended by adding the following paragraph:

On January 17, 2020, ZW acquired 149,700 Ordinary Shares of the Issuer in a private transaction with Brian Gaines for aggregate consideration of  $1,773,945 (resulting in an aggregate price per share of $11.85). ZW used his personal funds to acquire the Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,200,542 Ordinary Shares, or approximately 62.05% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D, which as of the date hereof directly owns 771,075 Ordinary Shares of the issuer.  Accordingly, as of the date hereof, B.S.D may be deemed to beneficially own 8,971,617 Ordinary Shares (comprised of 771,075 Ordinary Shares held directly by B.S.D, and 8,200,542 Ordinary Shares held directly by WIL), or approximately 67.88% of the outstanding Ordinary Shares.  Thus, as of the date hereof, B.S.D may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

As of the date hereof, JW directly owns though a wholly-owned company 12,000 Ordinary Shares and ZW directly owns though a wholly-owned company 727,981 Ordinary Shares. In addition, JW owns through YMDHI 14.96% of B.S.D's outstanding shares (excluding dormant shares), through YWMI 9.28% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 4.52% and collectively 28.76% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares.  In addition, ZW owns through ZVI&C 15.84% of B.S.D's outstanding shares (excluding dormant shares), and owns directly 12.9% of B.S.D's outstanding shares (excluding dormant shares), and collectively 28.74% of B.S.D's outstanding shares (excluding dormant shares) and holds the right to vote those shares, which if combined with JW holdings' constitutes a 57.5% holdings of B.S.D. Accordingly, JW and ZW may each be deemed to beneficially own 9,711,598 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL, 771,075 Ordinary Shares held directly by B.S.D, 12,000 Ordinary Shares held directly by JW and 727,981 Ordinary Shares held directly by ZW), or approximately 73.48% of the outstanding Ordinary Shares. Thus, as of the date hereof, each of JW and ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Because JW and ZW are brothers, both serve as a Co-Chairman of the Board of Directors of the Issuer, and JW is beneficial owner of 28.76% of the outstanding shares of B.S.D and ZW is beneficial owner of 28.74% of the outstanding shares of B.S.D, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  However, ZW and JW have not acted in concert in connection with the transactions described herein and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in B.S.D, WIL or the Issuer, and they disclaim the existence of any such group.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

(c)          Except as otherwise provided in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)          No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)          Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Amendment No. 31 to Schedule 13D filed on August 3, 2017).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  January 22, 2020

/s/ Joseph Williger
Joseph Williger

/s/ Zwi Williger
Zwi Williger

B.S.D CROWN LTD.

By: /s/ Moran Attar
Name: Moran Attar
Title: CFO

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title:   Finance Manager